127

04035830

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OAO OMZ

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

FILE NO. 82- 5063 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 7/28/04

~~United Heavy Machinery~~

OAO OMZ (Uralmash-Izhora Group)

OMZ

AR/S
12-31-03

International Financial Reporting Standards
Consolidated Financial Statements

31 December 2003

Contents

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bldg. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

AUDITOR'S REPORT

To the Shareholders of OAO OMZ (Uralmash-Izhora Group)

1 We have audited the accompanying consolidated balance sheet of OAO OMZ and its subsidiaries (the Group) as of 31 December 2003 and the related consolidated statements of income, of cash flow and of changes in shareholders' equity for the year then ended. These financial statements, as set out on pages 1 to 40, are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3 In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2003, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers

Moscow, Russian Federation
29 June 2004

(in thousands of US dollars except for per share amounts)

	Note	2003	2002
ASSETS			
Current assets:			
Cash and cash equivalents	8	24,061	30,856
Trade and other receivables	9	356,138	177,905
Inventories	10	194,623	147,406
Other current financial assets	11	8,253	7,306
Total current assets		**583,075**	**363,473**
Non-current assets:			
Property, plant and equipment	12	213,924	184,503
Deposits on investments	13	5,041	-
Intangible assets	14	14,214	3,868
Deferred tax asset	29	11,169	6,215
Non-current financial assets	16	49,851	15,335
Negative goodwill	17	(42,496)	(33,709)
Total non-current assets		**251,703**	**176,212**
Total assets		**834,778**	**539,685**
LIABILITIES			
Current liabilities:			
Trade and other payables	18	323,496	241,997
Short-term borrowings	19	205,387	53,512
Total current liabilities		**528,883**	**295,509**
Non-current liabilities:			
Long-term borrowings	19	43,686	60,185
Long-term taxes payable	20	30,324	34,481
Deferred tax liability	29	22,348	15,709
Other long-term liabilities	21	39,515	1,688
Total non-current liabilities		**135,873**	**112,063**
Total liabilities		**664,756**	**407,572**
EQUITY			
Equity and reserves attributable *to the Company's equity holders:*			
Share capital	22	394	366
Share premium	22	96,487	83,662
Treasury shares	22	(33)	(38)
Currency translation reserve		3,137	1,998
Retained earnings (deficit)		5,299	(18,244)
		105,284	**67,744**
Minority interest		64,738	64,369
Total equity		**170,022**	**132,113**
Total liabilities and equity		**834,778**	**539,685**

Chief Executive Officer
Yakovlev K.E.

29 June 2004

Chief Financial Officer
Kuznetsov N.A.

(in thousands of US dollars except for per share amounts)

	Note	2003	2002
Sales		546,235	434,288
Cost of sales	24	(392,979)	(325,563)
Gross profit		**153,256**	**108,725**
General and administrative expenses	26	(116,425)	(91,768)
Selling expenses	25	(14,975)	(12,243)
Other operating income and expenses	27	18,541	16,405
Operating profit		**40,397**	**21,119**
Finance cost – net	28	(9,316)	(10,800)
Loss from equity accounted investments	15	(4,963)	(1,113)
Monetary gain		808	19,629
Profit before taxation		**26,926**	**28,835**
Income tax	29	(4,238)	2,442
Profit for the year		**22,688**	**31,277**
Attributable to:			
Equity holders of the Company	22	24,983	30,955
Minority interest	22	(2,295)	322
		22,688	**31,277**
Earnings per share attributable to the equity holders of the Company (in US dollars)			
- basic	30	**0.78**	**0.99**
- diluted	30	**0.75**	**0.98**

(in thousands of US dollars except for per share amounts)

	Note	2003	2002
Cash flows from operating activities:			
Profit before taxation		26,926	28,835
Adjustments for:			
Depreciation and amortisation	24,26	16,374	11,156
Change in provisions for impairment and other provisions	27	3,750	37,794
Gain on sale of non-core business units	27	(14,666)	(10)
Gain from disposal of property, plant and equipment	27	(2,940)	(3,633)
Gain on release from government financing and tax penalties	27	(3,094)	(50,481)
Net finance cost adjusted for foreign exchange differences	28	21,345	11,372
Loss from equity accounted investments	15	4,963	1,113
Unrealised foreign exchange effect on non-operating items		(3,802)	1,541
Inflation effect on non-operating items		(978)	(36,218)
Adjustments for non-cash financing activities	22	3,999	2,490
Operating cash flows before working capital changes		**51,877**	**3,959**
Decrease (increase) in accounts receivables and prepayments		(140,901)	19,127
Decrease (increase) in inventories		(35,581)	49,190
Increase (decrease) in trade and other accounts payable		52,618	(63,637)
Cash (used in) provided from operations		**(71,987)**	**8,639**
Income taxes paid		(4,403)	(4,125)
Net cash (used in) provided from operating activities		**(76,390)**	**4,514**
Cash flows from investing activities:			
Purchase of property, plant and equipment		(14,904)	(18,073)
Purchase of intangibles and development costs		(2,346)	-
Proceeds from sale of non-core business units		14,664	155
Proceeds from the sale of property, plant and equipment		5,601	6,450
Net proceeds from sale of financial assets		2,348	14,625
Deposit on investments	13	(5,041)	-
Business combinations	6	(21,388)	(32,431)
Purchase of associates		(4,963)	-
Interest received		2,002	1,380
Net change in deposits		(445)	2,099
Loans issued to related party		(14,253)	3,574
Net cash used in investing activities:		**(38,725)**	**(22,221)**
Cash flows from financing activities:			
Proceeds from borrowings		138,440	56,539
Repayment of borrowings		(4,199)	(1,606)
Repayment of long-term taxes payable		(7,035)	(5,840)
Proceeds from the sale of treasury shares		418	-
Interest paid		(21,244)	(13,490)
Dividends paid		(1)	(1)
Net cash provided from financing activities		**106,379**	**35,602**
Effect of inflation on cash		(98)	(3,425)
Effect of exchange rate changes		2,039	(282)
Net (decrease) increase in cash and cash equivalents		(6,795)	14,188
Cash and cash equivalents at the beginning of the period		30,856	16,668
Cash and cash equivalents at the end of the period		**24,061**	**30,856**

Significant non-cash transactions are disclosed in notes 6 and 22.

(in thousands of US dollars except for per share amounts)

	Note	Attributable to shareholders						
	Note	Share capital	Share premium	Treasury shares	Currency translation reserve	Retained earnings (deficit)	Minority interest	Total equity
Balance at 31 December 2001		**366**	**81,172**	**(38)**	**-**	**(49,198)**	**46,137**	**78,439**
Currency translation		-	-	-	1,998	-		1,998
Net income recognised directly in equity		-	-	-	1,998	-	-	1,998
Profit for the year		-	-	-	-	30,955	322	31,277
Total recognised income		-	-	-	1,998	30,955	322	33,275
Employees share option scheme:	22							
- value of employees services		-	2,490	-	-	-	-	2,490
- proceeds from sale of treasury shares		-	-	-	-	-	-	-
Dividends		-	-	-	-	(1)	-	(1)
Disposals of subsidiaries		-	-	-	-	-	(78)	(78)
Business combinations	6	-	-	-	-	-	17,988	17,988
Balance at 31 December 2002		**366**	**83,662**	**(38)**	**1,998**	**(18,244)**	**64,369**	**132,113**
Currency translation		28	6,615	-	1,139	(1,439)	4,977	11,320
Net income/(expense) recognised directly in equity		28	6,615	-	1,139	(1,439)	4,977	11,320
Profit for the year		-	-	-	-	24,983	(2,295)	22,688
Total recognised income		28	6,615	-	1,139	23,544	2,682	34,008
Employees share option scheme:	22							
- value of employees services		-	3,999	-	-	-	-	3,999
- proceeds from sale of treasury shares		-	416	2	-	-	-	418
Dividends		-	-	-	-	(1)	-	(1)
Acquisition of additional share in subsidiaries	6	-	1,795	3	-	-	(7,753)	(5,955)
Disposals of subsidiaries		-	-	-	-	-	(459)	(459)
Business combinations	6	-	-	-	-	-	5,899	5,899
Balance at 31 December 2003		**394**	**96,487**	**(33)**	**3,137**	**5,299**	**64,738**	**170,022**

The accompanying notes are an integral part of the financial statements

(in thousands of US dollars except for per share amounts)

1 The OMZ Group and its operations

OAO OMZ and its subsidiaries ("OMZ" or "the Group") principal activities are engineering, manufacturing and marketing of machinery equipment. The Group operates in six business segments comprising nuclear power plant equipment, speciality steels, machinery equipment manufacturing, mining equipment, oil and gas equipment and shipbuilding. The Group's manufacturing facilities are primarily based in Russia. The parent company, OAO OMZ ("the Company") was incorporated as an open joint stock company in Ekaterinburg of the Russian Federation in 1996. OMZ's principal subsidiaries are disclosed in note 32. These are incorporated under the Laws of the Russian Federation, United States of America, Romania and Ukraine. At 31 December 2003 the Group employed approximately 42,988 employees (31 December 2002: 43,471).

In December 2003 the Group's shareholders and Interros (main shareholder of Power Machines) made an announcement about the prospective merger of OMZ and Power Machines. The principal activities of Power Machines include engineering, manufacturing and marketing of machinery equipment for power plants. The announced transaction consists of an exchange of 100 percent additional ordinary shares in OMZ for 100 percent of the existing ordinary shares of Power Machines. In April 2004 the Chief Executive Officer of Power Machines was appointed as the Company's Chief Executive Officer.

In April 2004 OMZ adopted a new strategy of concentrating on engineering, manufacturing and marketing of equipment for power plants. In accordance with this strategy, OMZ signed framework agreements for the purchase of three companies from Skoda Holding (Skoda JS and Skoda Steel (which includes Skoda Hute and Skoda Kovarny)) specialising in engineering and manufacturing of equipment for nuclear power plants and the production of speciality steels (note 34). The Group has also sold to certain members of its management the oil and gas equipment and shipbuilding business segments (notes 7 and 34).

2 Financial position

During 2003 the Group had negative cash flows from operating activities of US$76,390.

The negative cash flows resulted from significant investments in working capital as a result of the timing of OMZ's portfolio of contracts. Management believes that the Group has sufficient financial resources to maintain current operations. Management also believes that the current market situation in Russia and projected future business development of the Group will allow management to improve the Group's cash flow from operations.

Over the past year the Group has successfully worked with banks and financing institutions to secure the necessary financing for the long-term contracts in process and for other investing needs. Based on the terms of the existing contracts as well as its recent experience, management of the Group expects to be able to continue to secure necessary short-term and long-term financing for its operational and investing cash flow requirements.

3 Basis of presentation of the financial statements

These consolidated financial statements have been prepared in accordance with, and comply with, International Financial Reporting Standards, including International Accounting Standards and Interpretations issued by the IASB ("IFRS").

The Group companies maintain their accounting records in Russian Roubles ("RR") or the respective functional currency of foreign subsidiaries and prepare their statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation or of the country in which the particular subsidiary is resident. The financial statements are based on the statutory records, with adjustments and reclassifications recorded for the purpose of fair presentation in accordance with IFRS.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

(in thousands of US dollars except for per share amounts)

3 Basis of presentation of the financial statements (continued)

Critical accounting estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make prudent estimates and assumptions that affect the reported results and financial situation. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Long-term contracts
Estimates have been made with respect to recognition of revenue and gross margin on construction contracts including the expected "costs to complete" on such contacts. If the actual gross margin of the Group's contracts are 10% lower than management's estimates at 31 December 2003, the Group would need to reduce the carrying value of receivables recognised using the percentage-of-completion method (notes 4.14 and 23) by US$5,631 with a corresponding effect on the operating income.

(ii) Impairment
The Group tests annually whether property, plant and equipment have suffered any impairment in accordance with accounting policy noted in note 4.7. If the estimated gross margin, which impacts the assumptions of future cash flows, at 31 December 2003 had been 10% lower than management's estimates the Group would need to reduce the carrying value of property, plant and equipment by US$1,533.

(iii)Deferred taxation
With respect to deferred taxes the management has assumed that $8,183 of tax losses will be utilised in the future, the effect of which is to reduce the deferred tax liability records at 31 December 2003 by US$1,964. Should these losses be deemed to be not realisable the deferred taxes liability will be increased by this amount with a corresponding impact of the tax charge for the year.

Other areas where judgements have been made include provisions for trade and other receivables (note 9) and provisions for inventory (note 10).

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the measurement currency'). The Group's measurement currency is the Russian Rouble. As management considers that the US dollar is a more convenient currency for users of these consolidated financial statements, these consolidated financial statements are presented in US dollars - the Group's presentation currency. Differences arising from the translation of measurement currency to the reporting currency are included in equity as a currency translation reserve.

Monetary assets and liabilities, which are held by Group entities and denominated in foreign currencies at 31 December 2003, are translated into the Russian Rouble at the exchange rate prevailing at that date. Foreign currency transactions are accounted for at the exchange rate prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognised in the income statement.

The results and financial position of the Group entities that have a measurement currency different from the currency of a hyperinflationary economy and presentation currency are translated into the reporting currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement item are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as currency translation reserve in equity.

The results and financial position of the Group entities that have a measurement currency of a hyperinflation economy are translated into the reporting currency at closing rates.

(in thousands of US dollars except for per share amounts)

3 Basis of presentation of the financial statements (continued)

Foreign currency translation (continued)

At 31 December 2003, the official rate of exchange, as determined by the Central Bank of the Russian Federation, was US dollar (US$) 1=RR 29.45 (31 December 2002 USD1= 31.78). Exchange restrictions and currency controls exist relating to converting the RR into other currencies. The RR is not freely convertible in most countries outside of the Russian Federation.

Accounting for the effects of inflation

Prior to 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Company no longer applies the provisions of IAS 29 except for a subsidiary located in Romania. Accordingly, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts in these financial statements.

Corresponding figures, for the year ended 31 December 2002, were restated for the changes in the general purchasing power of the RR at 31 December 2002. The restatement was calculated using the conversion factors derived from the Russian Federation Consumer Price Index ("CPI"), published by the Russian State Committee on Statistics ("Goscomstat"), and from indices obtained from other sources for years prior to 1992. The indices used to restate corresponding figures, based on 1988 prices (1988 = 100) for the five years ended 31 December 2002, and the respective conversion factors, are:

Year	Indices	Conversion Factor
1998	1 216 400	2,24
1999	1 661 481	1,64
2000	1 995 937	1,37
2001	2 371 572	1,15
2002	2 730 154	1,0

The main guidelines followed in restating the corresponding figures were:

- All corresponding amounts, were stated in terms of the measuring unit current at 31 December 2002;
- Monetary assets and liabilities held at 31 December 2002 were not restated because they were already expressed in terms of the monetary unit current at 31 December 2002.
- Non-monetary assets and liabilities (those balance sheet items that were not expressed in terms of the monetary unit current at 31 December 2002) and components of equity were restated from their historical cost by applying the change in the general price index from the date the non-monetary item originated to 31 December 2002.
- All items in the income statement and cash flow statement were restated by applying the change in the general price index from the dates when the items were initially transacted to 31 December 2002.
- Gains or losses that arose as a result of holding monetary assets and liabilities for the reporting period ended 31 December 2002 were included in the income statement as a monetary gain or loss.

Early adoption of standards

In 2003, the Group early adopted the standards below, which are relevant to its operations. The 2002 accounts have been prepared, in accordance with the relevant requirements.

IAS 1 (revised 2003) Presentation of Financial Statements
IAS 32 (revised 2003) Financial Instruments: Disclosure and Presentation
IAS 39 (revised 2003) Financial Instruments: Recognition and Measurement
IFRS 2 (issued 2004) Share-based Payments

As the Group did not prepare IFRS accounts for the 2002 financial year the effects of early adoption of the revised standards are not disclosed.

4 Significant accounting policies

4.1 Group accounting

Subsidiary undertakings

Subsidiary undertakings, which are those entities in which the Group has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Minority interest at the balance sheet date represents the minority shareholders' portion of fair values of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the combination.

Associated undertakings

Investments in associated undertakings are accounted for by the equity method of accounting. The associates are initially recognised at cost and the Group's shares of post-acquisition profit or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in its reserves. Associates are undertakings over which the Group generally has between 20% and 50% of the voting rights, or otherwise the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associated undertakings includes goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

4.2 Investments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Current loans and receivables are included in trade and other receivables (note 9) and non-current loans and receivables included in non-current financial assets (note 16).

4 Significant accounting policies (continued)

4.2 Investments (continued)

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the year, the Group did not hold any investments in this category.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

4.3 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks with a maturity at the date of recognition less than three months, which are considered by the Group at the time of deposit to have minimal risk of default.

4.4 Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

4 Significant accounting policies (continued)

4.5 Value added tax

Value added taxes related to sales is payable to tax authorities upon collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as a current asset and liability. VAT paid on advances received is presented in the balance sheet as current assets. VAT on advances received is reclaimable against respective sales VAT upon delivery of goods or services. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

4.6 Inventories

Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on the first-in-first-out basis. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overhead (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

4.7 Property, plant and equipment

Property, plant and equipment are recorded at purchase or construction cost. At each reporting date the management assess whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount, which is determined as the higher of an asset's net selling price and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the statement of operations. An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the assets recoverable amount.

Depreciation is calculated on the restated amounts of property, plant and equipment on a straight-line basis. The depreciation periods, which approximate to the estimated useful economic lives of the respective assets, are as follows:

	Number of years
Buildings	25 to 50
Plant and machinery	15
Other	3 to 5

Repair and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalised and the assets replaced are retired. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

4.8 Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on acquisition of subsidiary undertakings is included in intangible assets. Goodwill on acquisition of associated undertakings is included in investments in associated undertakings. Goodwill is amortised using the straight-line method over its estimated useful life.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the disposed entity.

4 Significant accounting policies (continued)

4.8 Intangible assets (continued)

Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as an intangible asset if, and only if, it is technically feasible to complete the project, there is an intention to complete the project, it is probable that the future economic benefits that are attributable to the asset will flow to the Group and the cost of the asset can be measured reliably. Other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit. The amortisation periods adopted do not exceed ten years.

Other intangible assets

Expenditure on acquired patents, trademarks and licences is capitalised and amortised using the straight-line method over their useful lives, but not exceeding 20 years.

Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill, is assessed and, when impaired, the asset is written down immediately to its recoverable amount which is a higher of net selling price and value in use.

Useful lives

The average useful period for goodwill is 17 years and for other intangible assets 5 years.

4.9 Negative goodwill

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognised in the income statement of operations when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the statement of operations over the remaining weighted average useful life of depreciable and amortisable assets acquired; negative goodwill in excess of the fair values of those assets is recognised in the income statement immediately.

The average amortisation period for negative goodwill is 11 years.

4.10 Borrowings

Borrowings are recognised initially at cost which is the fair value of the proceeds received (which is determined using the prevailing market rate of interest for a similar instrument, if significantly different from the transaction price), net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method; any difference between fair value of the proceeds (net of transaction costs) and the redemption amount is recognised as interest expense over the period of the borrowings. Borrowings costs expensed as incurred.

4.11 Deferred income taxes

Deferred tax assets and liabilities are calculated in respect of temporary differences using the balance sheet liability method. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

4 Significant accounting policies (continued)

4.12 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

The Group recognises the estimated liability to repair or replace products sold still under warranty at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

4.13 Equity

Share capital

Ordinary shares and non-redeemable preferred shares with discretionary dividends are both classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognised as a share premium.

Treasury shares

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable transaction costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received is included in equity. Treasury shares are stated at cost.

Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

4.14 Construction contracts

Construction contracts generally include long-term contracts to manufacture design-build equipment, including nuclear power plant equipment, continuous casting machines, ships and vessels.

Contract costs are recognised when incurred. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognised over the period of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

The Group uses the "percentage of completion method" to determine the appropriate amount of revenues to recognise in a given period. The stage of completion is measured by reference to the contract costs incurred up to the balance sheet date as a percentage of total estimated costs for each contract.

Costs incurred in the year in connection with future activity on a contract are excluded from contract costs in determining the stage of completion. They are presented as inventories, prepayments or other assets, depending on their nature.

The Group presents as an asset the gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognised profits (less recognised losses) exceeds progress billings. Progress billings not yet paid by customers are included within 'trade and other receivables'.

The Group presents as a liability the gross amount due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognised profits (less recognised losses).

4 Significant accounting policies (continued)

4.15 Revenue recognition

Sales under contracts different from construction contracts are normally recognised when goods are shipped and the buyer accepts delivery unless these sales are conditional upon delivery of supplementary services. In this case revenue from sales of goods and services are recognised for the contract as a whole when the services is performed; payments received for the goods are recognised then as deferred income.

Sales are shown net of VAT and discounts, and after eliminating sales within the Group.

Revenues are measured at the fair value of the consideration received or receivable. When the fair value of consideration received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up.

4.16 Employee benefits

Share-based compensation

The Group operates an equity-settled, share-based compensation plan. Share options granted after November 2002 have been accounted for in accordance with provisions of IFRS 2 "Share based payments". The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Social costs

The Group incurs employee costs related to the provision of benefits such as health services and kindergartens services. These amounts principally represent an implicit cost of employing production workers and, accordingly, have been charged to cost of sales.

Pension costs

In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred. Discretionary pensions and other post-employment benefits are included in labour costs in the statement of operations, however, separate disclosures are not provided as these costs are not material.

4.17 Embedded derivatives

Foreign currency forwards, which are embedded into purchase or sales contracts denominated in foreign currencies, are separated from the host contracts and accounted for as derivatives when they are not closely related to the host contract. They are classified as trading investments and included in current assets. Derivatives are subsequently carried at fair value and gains and losses arising from changes in the fair value of derivatives are included in the income statement in the period in which they arise. Assets purchased are recognised in the balance sheet at the forward rate determined at the contract date. Fair value gains/losses are realised upon the settlement of the corresponding liability denominated in roubles.

4.18 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

5 Segment information

Primary reporting format – business segments

The Group is organised into six main business segments:

Equipment for nuclear power plants segment (NPPEQ) production is based at Izhorskiye Zavody and produces three major types of equipment for the nuclear power industry:

- primary circuit equipment for nuclear power plants. A standard set of primary circuit equipment produced by the Company comprises of a reactor vessel, in-vessel components, and a cover with extending pipes.
- spent nuclear fuel containers for nuclear power blocks. The Company manufactures containers for storage and transportation of spent nuclear fuel from pressurized water reactors and scientific nuclear reactors.
- a wide range of spare parts.

In addition, the segment provides services for installation of nuclear power plant equipment and project management of long-term contracts for construction of nuclear power plants.

Specialty steel segment (STEEL) produces 150 specialty steel grades and a variety of castings and forgings. The Group produces high-strength structural grades, corrosion-resistant, radiation-resistant, heat-resistant, cold-resistant, non-magnetic and high-alloyed grades of steel. Standard types of casting, forging, and molding production include retaining rings for power generating equipment, chill mould blanks, bearing ring blanks, column equipment, ship spindles, mill rolls, tank courses, as well as similar custom-made metal products. A significant part of the basic metal production is used internally as an input for machinery equipment segment, equipment for nuclear power plants. Specialty steels are manufactured primarily at Uralmash and Izhorskiye Zavody.

Machinery equipment manufacturing segment (MMEQ) produces machinery equipment based on OMZ's proprietary engineering and the production of equipment based on third party engineering, for various industries, including oil and gas, mining and metallurgical equipment. The main production sites of machinery equipment manufacturing segment are Uralmash and Izhorskiye Zavody.

Mining equipment segment (MINEQ) specializes in engineering and marketing of three major types of mining equipment: excavators (electric mining excavators and walking draglines), crushing equipment, and rock-drilling machines.

Oil and gas equipment segment (OILEQ) specializes in engineering and marketing three major types of drilling equipment, specifically oil and gas drilling rigs, drilling rig units and components and drilling rig spare parts and related services. Drilling equipment is purchased from the Machinery equipment manufacturing segment and manufactured at Burovaya Tekhnika, Pavlovsk Machinery and UPET.

Shipbuilding segment (SHIP) designs and manufactures a wide range of civil, military, and special-purpose vessels and submarines, including air-cushioned landing craft and multi-purpose hovercrafts and patrol boats, circulation systems for oilrigs. Shipbuilding production is located at Krasnoe Sormovo, Nizhegorodskiy Teplokhod, Third International, and Almaz.

Other business (other). This comprises sales of electricity and heating generated by an electricity plant located at Izhorskiye Zavody. It also comprises the manufacture of equipment for oil refineries and other activities.

Sales or other transactions between the business segments are based on commercial terms that are available to third parties. Unallocated costs represent corporate expenses. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables, and mainly exclude cash and investments. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to property, plant and equipment, development costs and the cost of business acquisitions. Changes in provisions for impairment and other provisions relate only to those charges made against allocated assets.

(in thousands of US dollars except for per share amounts)

5 Segment information (continued)

Primary reporting format – business segments (continued)

Year ended 31 December 2003	NPPEQ	STEEL	MMEQ	MINEQ	OILEQ	SHIP	Other	Eliminations and unallocated items	Group
Total sales	117,641	107,758	105,405	46,541	69,397	150,266	94,041	(144,814)	546,235
Less intersegment sales	-	(55,550)	(56,735)	-	-	-	(32,529)	144,814	-
External sales	117,641	52,208	48,670	46,541	69,397	150,266	61,512	-	546,235
Gross margin	47,772	13,221	15,682	10,824	19,877	30,965	14,188	727	153,256
Gross margin, %	**41%**	**12%**	**15%**	**23%**	**29%**	**21%**	**15%**		**28%**
Segment result	20,789	1,322	(573)	2,989	2,739	15,198	(4,186)	(15)	38,263
Unallocated operating income and expenses								2,134	2,134
Operating profit	**20,789**	**1,322**	**(573)**	**2,989**	**2,739**	**15,198**	**(4,186)**	**2,119**	**40,397**
Net finance cost	-							(9,316)	(9,316)
Loss from equity accounted investments	(4,963)	-	-	-	-	-	-	-	(4,963)
Monetary gain								808	808
Profit before taxation	**15,826**	**1,322**	**(573)**	**2,989**	**2,739**	**15,198**	**(4,186)**	**(6,389)**	**26,926**
Income tax expense								(4,238)	(4,238)
Profit for the year	**15,826**	**1,322**	**(573)**	**2,989**	**2,739**	**15,198**	**(4,186)**	**(10,627)**	**22,688**
Segment assets	225,417	62,865	110,222	44,802	83,078	147,711	65,393	(3,584)	735,904
Unallocated assets								98,874	98,874
Total assets	**225,417**	**62,865**	**110,222**	**44,802**	**83,078**	**147,711**	**65,393**	**95,290**	**834,778**
Segment liabilities	124,882	24,409	32,137	12,006	23,828	61,897	29,210	-	308,369
Unallocated liabilities								356,387	356,387
Total liabilities	**124,882**	**24,409**	**32,137**	**12,006**	**23,828**	**61,897**	**29,210**	**356,387**	**664,756**
Capital expenditure	3,794	928	14,792	112	8,217	9,011	7,137	-	43,991
Depreciation and amortisation	2,134	1,678	1,756	-	3,507	4,485	2,814	-	16,374
Change in other provisions	(35)	(2,814)	144	109	(2,313)	(335)	(2,619)	-	(7,863)
Change in provisions for impairment of property, plant and equipment and intangible assets	-	-	7,365	-	(455)	129	(2,926)	-	4,113

(in thousands of US dollars except for per share amounts)

5 Segment information (continued)

Primary reporting format – business segments (continued)

Year ended 31 December 2002	NPPEQ	STEEL	MMEQ	MINEQ	OILEQ	SHIP	Other	Eliminations and unallocated items	Group
Total sales	68,651	109,422	133,009	40,839	139,438	38,636	63,913	(159,620)	434,288
Less intersegment sales	-	(64,606)	(74,514)	-	-	-	(20,500)	159,620	-
External sales	68,651	44,816	58,495	40,839	139,438	38,636	43,413	-	434,288
Gross margin	24,024	10,438	25,714	8,538	26,014	10,157	6,402	(2,562)	108,725
Gross margin, %	**35%**	**10%**	**19%**	**21%**	**19%**	**26%**	**10%**		**25%**
Segment result	1,229	4,916	(14,441)	3,901	(4,037)	690	(4,500)	(3,113)	(15,355)
Unallocated operating income and expenses								36,474	36,474
Operating profit	**1,229**	**4,916**	**(14,441)**	**3,901**	**(4,037)**	**690**	**(4,500)**	**33,361**	**21,119**
Net finance cost								(10,800)	(10,800)
Loss from equity accounted investments								(1,113)	(1,113)
Monetary gain								19,629	19,629
Profit before taxation	**1,229**	**4,916**	**(14,441)**	**3,901**	**(4,037)**	**690**	**(4,500)**	**41,077**	**28,835**
Income tax expense								2,442	2,442
Profit for the year	**1,229**	**4,916**	**(14,441)**	**3,901**	**(4,037)**	**690**	**(4,500)**	**43,519**	**31,277**
Segment assets	97,590	46,639	87,722	24,951	70,677	94,627	67,978	(2,767)	487,417
Unallocated assets								52,268	52,268
Total assets	**97,590**	**46,639**	**87,722**	**24,951**	**70,677**	**94,627**	**67,978**	**49,501**	**539,685**
Segment liabilities	72,864	13,658	69,384	8,711	16,564	48,117	53,038	-	282,336
Unallocated liabilities								125,236	125,236
Total liabilities	**72,864**	**13,658**	**69,384**	**8,711**	**16,564**	**48,117**	**53,038**	**125,236**	**407,572**
Capital expenditure	4,060	2,310	14,337	-	26,000	21,817	793	-	69,317
Depreciation and amortisation	2,175	1,591	2,126	83	1,864	803	2,514	-	11,156
Change in other provisions	(2,664)	273	(2,112)	(213)	(2,047)	(3,858)	(1,548)	-	(12,169)
Change in provisions for impairment of property, plant and equipment and intangible assets	-	(27)	(9,776)	-	(15,717)	-	(105)	-	(25,625)

(in thousands of US dollars except for per share amounts)

5 Segment information (continued)

Secondary reporting format – geographical segments

The Group's six business segments operate in five main geographical areas:

	Sales		Total assets		Capital expenditure	
	2003	2002	2003	2002	2003	2002
Russian Federation	286,048	277,280	806,003	515,286	33,251	47,941
Commonwealth of Independent States	37,297	23,770	6,019	-	4,477	-
Asia	144,022	83,520	-	-	-	-
Europe	74,086	43,225	16,435	20,235	643	6,594
Other regions	4,782	6,493	6,321	4,164	5,620	14,782
Total	**546,235**	**434,288**	**834,778**	**539,685**	**43,991**	**69,317**

Sales are based on the geographical area in which the customer is located. There are no sales between the segments. Assets and capital expenditure are based on the geographical area where the assets are located.

6 Business combinations

Business combinations were accounted for as an acquisition in accordance with IAS 22 "Business Combinations" using the allowed alternative treatment. Under this treatment, the identifiable assets and liabilities of acquired subsidiaries were recognised at the fair value of the identifiable assets and liabilities acquired as at the date of acquisition and minority interest recognised at the minority shareholders' portion of fair values of the identifiable assets and liabilities of the subsidiary at the acquisition date.

The impact of acquisitions of subsidiaries on the consolidated financial statements was as follows:

Acquisitions during 2003	**CKB Korall**	**Volgograd shipbuilding plant**	**Zarubezh energoproekt**	**Biolink Technologies International Inc.**
Percentage of share acquired, %	94.3	71.0	50.9	38.6
Cash and cash equivalents	1,452	2,488	52	85
Accounts receivable and prepayments	440	3,602	126	189
Inventories	441	4,185	176	851
Other current assets	28	3,428	23	418
Property, plant and equipment	2,446	12,782	923	120
Intangible assets	70	-	114	-
Other non-current assets	2	996	20	-
Trade and other payables	(495)	(11,196)	(430)	(773)
Short-term borrowings	-	-	-	-
Long-term borrowings	-	-	-	(41)
Long-term taxes payable	(11)	-	-	-
Deferred tax liability	(507)	(189)	-	-
Other long-term liabilities	-	-	-	-
Net assets at acquisition date	**3,866**	**16,096**	**1,004**	**849**
Minority interest	220	4,665	493	521
Net assets acquired	**3,646**	**11,431**	**511**	**328**
Consideration	4,665	6,811	1,204	5,738
Goodwill (negative goodwill)	**1,019**	**(4,620)**	**693**	**5,410**
Cash paid by the Company	2,534	6,637	1,158	3,482
Less cash of acquired subsidiary	(1,452)	(2,488)	(52)	(85)
Cash flow on acquisition, net of cash acquired	**1,082**	**4,149**	**1,106**	**3,397**
Profit (loss) for the year	**380**	**(314)**	**30**	**(3,944)**

(in thousands of US dollars except for per share amounts)

6 Business combinations (continued)

Volgograd shipbuilding plant is a shipyard, specializing in the building of civil ships, located in Volgograd, Russia acquired in July 2003.

CKB Korall is a research and development institute specializing in the design and engineering of offshore oil drilling and production units, located in Sevastopol, Ukraine, acquired in October 2003.

Zarubezhenergoproekt is a research and development institute specializing in engineering and new technology development for both nuclear and traditional energy generation plants, located in Ivanovo, Russia, acquired in April 2003.

BioLink is a security technology provider specializing in the development, manufacturing and marketing of advanced fingerprint biometric products, located in Florida, USA. The Group achieved effective control over Biolink in June 2003 through a majority of voting shares totaling 51 percent.

In 2003 the Group also settled a payable totaling US$ 6,895 in respect to the acquisition of Almaz in 2002.

During 2003 the Group increased its share in the following subsidiaries:

	Consideration paid	Additional share, %
Uralmash	3,729	5.0%
Izhorskiye Zavody	2,777	4.7%
Other	234	
	6,740	

During 2003 OMZ exchanged 41 thousand of ordinary shares in treasury for eight thousand additional ordinary shares of Uralmash and 204 thousand of ordinary shares held in treasury for 23 thousand additional ordinary shares of Izhorskiye Zavody (subsidiaries of the Company). As a result of these transactions the Company's share in Uralmash increased by 0.2 percent and share in Izhorskiye Zavody increased by 1.3 percent. Acquisition of additional shares in subsidiaries was accounted for at the market price of the Company's shares at the date of the transactions. In addition to these exchange of shares, the total cash consideration on these acquisitions of additional shares was US$ 4,525 representing 4.8% of the additional shares in Uralmash and 3.4% of the remaining shares in Izhorskiye Zavody.

Acquisitions during 2002	Almaz	Friede Goldman	UPET	Third International	Nizhegorodsky teplokhod	Pavlovsk Machinery	Other aquisitions
Percentage of share acquired, %	72.8	75.0	66.7	73.9	55.7	64.9	
Cash and cash equivalents	982	-	960	821	44	16	179
Accounts receivable and prepayments	11,415	517	5,445	1,705	574	1,083	443
Inventories	4,098	19	5,056	2,226	5,502	1,937	291
Other current assets	3,075	1,834	705	589	503	186	115
Property, plant and equipment	26,670	309	7,895	1,882	4,325	9,877	710
Intangible assets	-	13,640	14	-	-	-	-
Other non-current assets	10,165	-	66	13	3	-	-
Trade and other payables	(20,309)	(142)	(9,735)	(1,920)	(8,824)	(1,321)	(908)
Short-term borrowings	(3,603)	(1,500)	-	(90)	(910)	(1,100)	-
Long-term borrowings	-	-	(226)	-	-	-	-
Long-term taxes payable	-	-	(894)	-	-	-	-
Deferred tax liability	(7,174)	(363)	-	(343)	-	(1,587)	-
Other long-term liabilities	-	-	-	-	(255)	-	-
Net assets at acquisition date	**25,319**	**14,314**	**9,286**	**4,883**	**962**	**9,091**	**830**
Minority interest	6,093	3,579	3,096	1,273	426	3,190	331
Net assets acquired	**19,226**	**10,735**	**6,190**	**3,610**	**536**	**5,901**	**499**
Consideration	14,133	13,640	5,920	5,215	1,811	4,240	184
Goodwill (negative goodwill)	**(5,093)**	**2,905**	**(270)**	**1,605**	**1,275**	**(1,661)**	**(315)**
Cash paid by the Company	8,825	13,640	1,518	5,215	1,811	4,240	184
Less cash of acquired subsidiary	(982)	-	(960)	(821)	(44)	(16)	(179)
Cash flow on acquisition, net of cash acquired	**7,843**	**13,640**	**558**	**4,394**	**1,767**	**4,224**	**5**
Profit (loss) for the year	**819**	**(16,484)**	**759**	**(257)**	**140**	**(97)**	**(78)**

(in thousands of US dollars except for per share amounts)

6 Business combinations (continued)

Almaz is a shipyard, specializing in the building of military ships and vessels, located in St.-Peterburg, Russia, acquired in November 2002.

Friede Goldman specializes in the design of drilling units, located in Texas, USA, acquired in June 2002.

UPET produces mobile drilling rigs, multipurpose metal valves, ferrous metals castings and forgings and has customers in Eastern Europe, the Middle East and North Africa, located in Targovishte, Romania, acquired in June 2002.

Third International is a shipyard, specializing in building of civil ships and vessels, located in Astrakhan, Russia, acquired in December 2002.

Nizhegorodsky Teplokhod is a shipyard, specializing in the building of civil ships and vessels, located in Nizhny Novgorod, Russia, acquired in July 2002.

Pavlovsk Machinery produces oil-drilling tools, located in Perm region, Russia, acquired in November 2002.

Other acquisitions include VPI Proektverf (research institute specializing in shipbuilding) and NPO Neftegaztkhnika (oil-drilling tools producer) both acquired in April 2002.

7 Balances and transactions with related parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions as defined by IAS 24 "Related Party Disclosures". In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

During 2003 and 2002, the Company had transactions or balances with the following companies under significant influence by management:

Name of related party	Type of relationship
ZAO Atomenergoexport (AEE)	Associate
ZAO Atomstroyexport (ASE)	Subsidiary of AEE
OOO Invest Aktiv	Subsidiary of AEE
BioLink Technologies International (Note 6)	Significant influence by OMZ management
Promtorgbank	Significant influence by OMZ management
OAO Industrial Group NIPEK-Bioprocess	Significant influence by OMZ management
ZAO Neftyanoi Investitsionnyi Dom	Significant influence by OMZ management
OOO NitsTyazhMash	Significant influence by OMZ management
OOO Machinery Engineering Russia	Significant influence by OMZ management
OOO Resource	Significant influence by OMZ management
Lotterby Limited	Significant influence by OMZ management

(in thousands of US dollars except for per share amounts)

7 Balances and transactions with related parties (continued)

Balances and transactions with related parties

Accounts receivable from related parties consisted of the following:

	2003	2002
ZAO Atomstroyexport	50,318	-
ZAO Atomstroyexport - due from customers for contract work	48,570	-
OOO Invest Aktiv	11,270	-
Promtorgbank	5,652	172
OOO Resource	112	857
Lotterby Limited	-	1,174
BioLink	-	347
Management	-	20
Other	137	348
	116,059	**2,918**
Classified as accounts due from customers for contract work (note 9)	(48,570)	-
	67,489	**2,918**

In 1999, the Company entered into several agreements related to the construction of Liang Yung Gang nuclear power plant in China. In 2002, the Company entered into a long-term agreement related to the construction of Kudan-Kulam nuclear power plant in India. These long-term agreements were conducted with Atomstroyexport ("ASE"), which acts as general contractor for all construction projects at nuclear power plants conducted by the Russian Federation in foreign countries. Accordingly, ASE has been providing the Company with significant advance financing under the above long-term construction-type contracts to supply equipment for the respective nuclear power plants. Since January 2003 ASE is considered a related party to the Company.

As at 31 December 2003, the amount due from Atomstroyexport of US$50,318 represents a trade receivable for nuclear power plant equipment dispatched. During 2003 sales to ASE totalled US$98,512, which exceeds 10 % of total sales of the Group for 2003. Refer to note 31 in respect of contingent assets related to the agreements with ASE.

Amounts receivable from OOO Invest Aktiv represents a short-term interest free loan.

Accounts receivable from related parties, long-term, consisted of the following:

	2003	2002
Promtorgbank	948	2,229
Other	1,753	145
Total due from related parties – long-term	**2,701**	**2,374**

The weighted average interest rate on accounts receivable from related parties at 31 December 2003 amounted to 9.3 percent (31 December 2002: 9.9 percent). These receivables were denominated in RR.

Current liabilities to related parties consisted mainly of advances received from Atomstroyexport for nuclear power plant production and loans granted to the Company by Promtorgbank:

	2003	2002
ZAO Atomstroyexport	95,111	-
Promtorgbank	13,643	3,195
Other	916	1,864
	109,670	**5,059**
Classified as advances received for contract work (note 18)	(92,682)	-
	16,988	**5,059**

(in thousands of US dollars except for per share amounts)

7 Balances and transactions with related parties (continued)

At 31 December 2003 the weighted average effective interest rate on RR denominated and US dollar loans from Promtorgbank totalled 15.4 percent and 11.3 percent, respectively. At 31 December 2002 the weighted average effective interest rate on RR denominated loans from this bank totalled 22 percent.

The interest expense included in the consolidated income statement on loans from Promtorgbank amounted to US$747 in 2003 and US$450 in 2002.

Cash held in the Promtorgbank bank account at 31 December 2003 totalled US$6,742 (31 December 2002: US$16,092).

During 2002 the Group acquired from management 42.2 percent shares of Almaz (Group subsidiary) for consideration totalling US$10,568 of which US$ 3,673 was paid during 2002 and US$6,895 in 2003 .

As at 31 December 2003, the Group has guaranteed a US dollar denominated loans issued by Alfa bank to Atomstoyexport totalling US$36 million. Guaranties expired in June 2004.

The Group has also sold to certain members of its management the oil and gas equipment and shipbuilding business segments (note 34).

The fair value of these balances approximates their carrying amounts.

Key management compensation

The remuneration paid to the directors of the Company is determined in respect of the period from one annual general meeting to the next. The most recent annual general meetings of the Company were held on 26 June in 2002 and on 30 June in 2003. On a pro rata basis, during the year ended 31 December 2003 and 2002, the aggregate compensation to the directors included in general and administrative expenses in the consolidated income statement amounted to US$198 and US$118, respectively.

In addition, each director who was a member of the board of directors as at 28 June 2001 had an option to purchase up to 1 thousands shares for US$3.66 per share as part of the remuneration approved at the annual general meeting of the Company on 28 June 2001 and each of the directors who was a member of the board of directors as at 26 June 2002 has an option to purchase up to 10 thousands shares for US$5.17 per share which was approved at the annual general meeting of the Company on 26 June 2002. All of the share options approved in 2001 were exercised in March 2003 whilst the share options approved in 2002 were exercised in December 2003. In December 2002 three members of the board of directors, Mr. Bendookize, Mr. Kazbekov and Mr. Kosolapov, received share options of 42 thousand, 42 thousand and 40 thousand shares, respectively, each at US$0.1 per share as compensation for services during 2000-2002 years. These share options were exercised in February 2003 and were recognised in the Group's consolidated income statement for the year ended 31 December 2002 at a cost of US$ 707.

As at 31 December 2003, the Company had provided guarantees in respect of certain members of senior management of up to US$187.

In addition to the share options referred to above in December 2002, the board of directors of the Company approved two share option plans for its top executives.

The share option type "A" was approved for the Company's top executives, to become effective on January 1, 2003. Under this share option plan 97.5 thousands shares of the Company's common treasury shares is being vested over one year period as compensation for executives' services during 2003. The exercise price of the share option is US$0.5 per share. The value of top executives' services in respect to this share option scheme was recognised in the Group's consolidated income statement for the year ended 31 December 2003 at a cost of US$563.

Under the share option "B" 266 thousand shares of the Company's common treasury shares may vest over the period from 2003 to 2005, and 520 thousand shares may vest over the period from 2003 to 2006. The exercise price of these share options is US$0.5 per share. The full vesting of 266 thousand shares is conditional upon the Company's share price reaching US$11 over the three year period ending 31 December 2005, and vesting of 520 thousand shares is conditional on the share price reaching $11.5 during four years before 31 December 2006. Among other conditions share option agreements with executives for 730 thousand shares specified that the options vest upon a change of the Chief Executive Officer (note 34). These share options were recognised in the Group's consolidated income statement for the year ended 31 December 2003 at a cost of US$3,436. For more details refer to Note 22.

(in thousands of US dollars except for per share amounts)

8 Cash and cash equivalents

Cash and cash equivalents comprise the following:

	2003	2002
RR denominated cash on hand and balances with banks	12,883	24,146
US$ denominated balances with banks	7,106	2,667
Other currency denominated balances with bank	4,072	4,043
	24,061	**30,856**

The weighted average interest rate on cash and cash equivalents at 31 December 2003 approximating nil (31 December 2002: nil).

9 Trade and other receivables

	2003	2002
Trade receivables	31,257	55,624
Receivable from related parties	67,489	2,918
Accounts due from customers for contract work	77,201	50,812
Taxes receivable	85,195	38,935
Advances to suppliers	84,598	25,525
Other receivables	10,398	4,091
	356,138	**177,905**

Accounts receivable are mainly denominated in Russian Roubles except for US$ 58,401 and US$ 34,853 of accounts receivable denominated in US dollars at 31 December 2003 and 2002, respectively.

Taxes receivable above include:

	2003	2002
VAT recoverable	51,031	23,976
VAT on advances from customers	21,124	11,720
Other taxes receivable	13,040	3,239
	85,195	**38,935**

VAT recoverable represents input Value Added Tax (VAT) (see note 3.5) incurred on purchases and are available for offset against future output VAT following the payment for these purchases. VAT on advances from customers is available for offset against respective VAT upon the delivery of the equipment sold.

Provision on impairment offset against accounts receivable balances is as follows:

	2003	2002
Trade receivables	(7,468)	(3,484)
Taxes receivable	(173)	-
Advances to suppliers	(729)	(977)
Other receivables	(1,457)	(1,191)
	(9,827)	**(5,652)**

The fair value of net accounts receivable approximate its carrying amount except for amounts due from customers for contract work the fair value of which amounted to US$ 73,639 at 31 December 2003 (31 December 2002: US$ 48,590).

(in thousands of US dollars except for per share amounts)

10 Inventories

	2003	2002
Raw materials	91,921	65,303
Work in progress	88,980	73,815
Finished goods	50,052	33,582
Goods in transit	5,958	10,456
Provision for obsolete inventory	(42,288)	(35,750)
	194,623	**147,406**

Certain inventories included above totalling US$74,059 (2002:US$75,340) were provided as security under loan agreements (note 19). At 31 December 2003 inventories totaling US$2,164 (31 December 2002: US$ 384) were carried at net realizable value.

11 Other current financial assets

	2003	2002
Financial assets at fair value through profit and loss	4,374	4,140
Deposits with banks	3,879	3,166
	8,253	**7,306**

At 31 December 2003 financial assets at fair value through profit and loss represent, mainly, RR denominated bank promissory notes with weighted average interest rate of 10 percent (31 December 2002: 14 percent) which management expressly intends to sell within 12 months from the balance sheet date.

Weighted average interest rate on deposits with banks at 31 December 2003 amounted to 1.6 percent for US$1,815 US dollar denominated deposits and 8.8 percent for US$2,064 RR denominated deposits (31 December 2002: 16 percent for US$3,166 RR denominated deposits).

12 Property, plant and equipment

Property, plant and equipment and related accumulated depreciation consist of the following:

	Land and buildings	Machinery and equipment	Other	Assets under construction	Total
Balance at 31 December 2002					
Cost	210,026	190,688	21,922	23,385	446,021
Accumulated depreciation	(89,388)	(129,027)	(11,595)	-	(230,010)
Impairment loss recognised	(12)	(17,558)	(1,737)	(12,201)	(31,508)
Net book value	**120,626**	**44,103**	**8,590**	**11,184**	**184,503**
Opening net book value	120,626	44,103	8,590	11,184	184,503
Exchange differences	9,151	3,277	540	821	13,789
Additions through acquisition of subsidiaries	12,566	2,798	882	25	16,271
Additions	5,478	14,669	2,906	(6,566)	16,487
Disposals	(713)	(2,113)	(535)	(1,630)	(4,991)
Depreciation	(8,235)	(7,864)	(2,988)	-	(19,087)
Impairment release	-	4,987	255	1,710	6,952
Closing net book value	**138,873**	**59,857**	**9,650**	**5,544**	**213,924**
Balance at 31 December 2003					
Cost	222,994	199,358	23,050	16,035	461,437
Accumulated depreciation	(84,109)	(128,571)	(12,569)	-	(225,249)
Impairment loss recognised	(12)	(10,930)	(831)	(10,491)	(22,264)
Net book value	**138,873**	**59,857**	**9,650**	**5,544**	**213,924**

(in thousands of US dollars except for per share amounts)

12 Property, plant and equipment (continued)

At 31 December 2003 and 31 December 2002 the gross carrying value of fully depreciated property, plant and equipment was US$99,362 and US$86,648 respectively.

Bank borrowings are secured on properties at carrying amount totalling US$18,922 (2002: US$12,967) (Note 19).

For the year ended 31 December 2003, management has assessed the recoverable amount of property, plant and equipment and the adequacy of impairment losses recognised in prior periods. Accordingly, there was a release of previously recognised impairment losses. This release totalling US$ 6,952 was recognised in 2003 in relation to Uralmash property, plant and equipment, which relates to machinery equipment manufacturing segment, mainly due to a decrease in the discount rate applied to future cash flows to assess the recoverable amount. In 2002 there was a charge of US$ 9,908. Discount rates of 12.2 percent and 19.6 percent for US dollar denominated and Russian Rouble denominated cash flows, respectively, have been used in estimating the recoverable value through discounted cash flows at 31 December 2003 (13.7 percent and 24.9 percent at 31 December 2002).

The assets transferred to the Group's subsidiaries upon privatisation do not include the land on which the Group's factories and buildings, comprising the Group's principal manufacturing facilities, are situated. Group companies have the option to purchase this land upon application to the relevant state body or to continue occupying this land under a rental agreement. Russian legislation does not specify an expiry date to this option.

At 31 December 2003 and 2002, ZSMK and Third International shipbuilding plant had exercised the purchase option.

Krasnoe Sormovo, Nizhegorodski Teplokhod, Volgograd Shipbuilding Plant has not filed any application to exercise the purchase or rental option and therefore currently incur land taxes.

Uralmash, Almaz, Burovaya Technika (Perm and Moscow branches) signed 20-49 years rental agreements. Rent payments are renegotiated annually.

Other Group companies use land under operating lease agreements renewed annually signed with local authorities.

13 Deposit on investments

Deposit on investments represents balances on escrow accounts on the acquisition of Skoda Holding companies (note 34). The deposit balance will be applied as part settlement of the purchase price on the transaction.

14 Intangible assets

	Goodwill	Other	Total
Balance at 31 December 2002			
Cost	5,693	14,489	20,182
Accumulated depreciation	(37)	(560)	(597)
Impairment loss recognised	(2,813)	(12,904)	(15,717)
Net book value	**2,843**	**1,025**	**3,868**
Opening net book value	2,843	1,025	3,868
Addition through acquisition of subsidiary	7,122	252	7,374
Addition through acquisition of additional share in subsidiaries	3,808	-	3,808
Additions	-	2,346	2,346
Disposals	-	(40)	(40)
Amortisation	(163)	(226)	(389)
Impairment charge	(2,839)	-	(2,839)
Exchange differences	5	81	86
Closing net book value	**10,776**	**3,438**	**14,214**
Balance at 31 December 2003			
Cost	15,609	17,997	33,606
Accumulated depreciation	(200)	(636)	(836)
Impairment loss recognised	(4,633)	(13,923)	(18,556)
Net book value	**10,776**	**3,438**	**14,214**

(in thousands of US dollars except for per share amounts)

15 Investments in associated undertakings

	2003	2002
Balance at 31 December 2002	-	-
Acquisition	4,963	4,665
Write off investment in AEE (see below)	(4,963)	-
Share of loss after tax (income tax: nil)	-	(1,113)
Disposal	-	(3,552)
Balance at 31 December 2003	-	-

The share of loss after tax during 2002 represents, mainly, the Group's share in net income of Almaz before acquisition of Almaz in November 2002 (note 6).

Acquisition of stake in ZAO Atomenergoexport (AEE)

In January 2003, the Company acquired approximately 20 percent of the issued shares in ZAO Atomenergoexport ("AEE") for a total consideration of US$5 million. As 50 percent of AEE's shares are held as treasury shares, this effectively gave the Company a 40 percent interest. AEE's primary business is the export of nuclear power plant equipment and services. AEE owns 54 percent of the issued shares interest in Atomstroyexport (ASE). The other major shareholders in ASE are Zarubezhatomenergostroy, which is controlled by the Ministry of the Russian Federation for Atomic Energy, and TVEL Corporation (which is also owned by the Russian State).

After the initial acquisition and further evaluating AEE Group's business the Company decided not to increase its stake in AEE to an effective controlling interest. Additionally, given the significant uncertainty regarding the future economic benefits from this investment the Group decided to reduce the carrying value of the investment to zero during 2003 by writing this investment off to the income statement. The Group has no future obligation to fund AEE's Group business.

16 Non-current financial assets

	2003	2002
Receivable from Vneshtorgbank ("VTB")	36,806	-
Available for-sale financial assets	3,688	12,712
Receivable from related parties	2,701	2,374
Other receivables	6,656	249
	49,851	**15,335**

As at 31 December 2003, the Company owed Vneshtorgbank US$36.8 million in connection with an order received by the Group for a diesel submarine for the Chinese Navy through Rosoboronexport. Pursuant to an arrangement with Vneshtorgbank, Vneshtorgbank issued a guarantee to the Chinese Ministry of Defence in respect of Rosoboronexport's performance bond which was issued as a result of advance payments made to the Group through Rosoboronexport. Due to a statutory requirement that significant bank guarantees are collateralised, the Company provided Vneshtorgbank with promissory notes issued by Vneshtorgbank and purchased by the Group with funds advanced to the Company by Vneshtorgbank by way of an unsecured loan of US$36.8 million. Both the promissory notes and the unsecured loan denominated in US dollars, bear effective interest at a rate of 8.4 percent and mature in September 2005. Management expects that the Group will offset the promissory notes against the loan on the relevant payment dates. The VTB promissory notes presented in the balance sheet as other non-current assets and loan payable to VTB presented as other non-current liabilities (note 21).

The weighted average interest rate on other receivables denominated in RR at 31 December 2003 amounted to 15.3 percent (31 December 2002: 18 percent).

(in thousands of US dollars except for per share amounts)

17 Negative goodwill

	2003	2002
Balance at 1 January	(33,709)	(29,262)
Acquisition of additional shares in subsidiaries and additions through acquisitions of subsidiaries	(9,222)	(6,679)
Amortisation	3,102	2,232
Exchange differences	(2,667)	-
Balance at 31 December	**(42,496)**	**(33,709)**

18 Trade and other accounts payable

	2003	2002
Trade payables	36,352	34,088
Payables to related party	16,988	5,059
Advances received	63,405	56,407
Advances received for contract work	92,682	43,142
Accounts due to customers for contract work	17,779	21,899
Taxes payable	54,344	37,330
Payroll accounts payable	14,555	8,232
Other payables and accrued expenses	27,391	35,840
	323,496	**241,997**

Accounts payable mainly denominated in Russian Roubles except for US$ 96,456 and US$ 46,916 of accounts payable denominated in US dollars, at 31 December 2003 and 2002, respectively.

The fair values of trade and other accounts payable approximate their carrying amounts.

Taxes payable above include:

	2003	2002
Deferred VAT	22,772	13,990
Short-term portion of long-term taxes payable (note 20)	6,255	6,159
Other taxes payable	25,317	17,181
	54,344	**37,330**

Deferred VAT relates to output Value Added Tax (VAT) (see note 3.5) in respect of goods and services delivered to customers and is payable upon collection of the respective trade receivable.

(in thousands of US dollars except for per share amounts)

19 Borrowings

Short-term borrowings

	2003	2002
Banks:		
US$ denominated fixed rate	91,185	19,598
RR denominated fixed rate	49,074	33,074
US$ denominated floating rate	30,182	-
EURO denominated floating rate	648	-
Romanian lei fixed rate	590	585
	171,679	**53,257**
Other US$ denominated fixed rate	3,501	-
Other RR denominated fixed rate	2,589	-
Other Romanian lei fixed rate	-	113
	177,769	**53,370**
Add: current portion of non-convertible bonds	26,482	
Add: current portion of long-term debt	1,136	142
	205,387	**53,512**

The effective interest rates at the balance sheet dates were as follows:

	2003	2002
Banks:		
US$ denominated fixed rate	10.2%	12.5%
RR denominated fixed rate	11.0%	18.0%
US$ denominated floating rate	4.2 plus LIBOR	-
EURO denominated floating rate	4.2 plus EURIBOR	-
Romanian lei fixed rate	23.0%	43.0%
Other US$ denominated fixed rate	3.2%	-
Other RR denominated fixed rate	4.1%	-

As at 31 December 2003, short-term borrowings totalling US$55,998 and US$30,023 (31 December 2002: US$32,785 and US$9,705) included above are secured by the property and inventory of the Company, respectively. The carrying amount of pledged inventory and property, plant and equipment is disclosed in notes 10 and 12, respectively.

Long-term borrowings

	2003	2002
Banks:		
RR denominated fixed rate	10,864	-
US$ denominated floating rate	2,839	677
EURO denominated floating rate	380	854
Romanian lei fixed rate	183	193
US$ denominated fixed rate	-	30,004
	14,266	**31,728**
Non-convertible bonds	57,038	28,599
	71,304	**60,327**
Less: current portion of non-convertible bonds	(26,482)	-
Less: current portion of long-term debt	(1,136)	(142)
Total long-term borrowings	**43,686**	**60,185**

(in thousands of US dollars except for per share amounts)

19 Borrowings (continued)

The effective interest rates at the balance sheet dates were as follows:

	2003	2002
Banks:		
RR denominated fixed rate	10.50%	-
US$ denominated floating rate	6.4 plus LIBOR	6.4 plus LIBOR
EURO denominated floating rate	4.2 plus EURIBOR	4.2 plus EURIBOR
Romanian lei fixed rate	24.0%	24.0%
US$ denominated fixed rate	-	8.40%
Non-convertible bonds	14.4%	19.5%

The re-pricing period for floating interest rates is every six months.

At 31 December 2003 long-term loans have the following maturity profile:

	2004	2005	2006	2007	2008 and after	Total
Banks:						
RR denominated fixed rate	-	10,864	-	-	-	10,864
US$ denominated floating rate	756	-	2,083	-	-	2,839
EURO denominated floating rate	380	-	-	-	-	380
Romanian lei fixed rate	-	-	183	-		183
	1,136	**10,864**	**2,266**	**-**	**-**	**14,266**
Non-convertible bonds	26,482	-	-	-	30,556	57,038
	27,618	**10,864**	**2,266**	**-**	**30,556**	**71,304**

The Group is required to make an offer for early repayment of non-convertible bonds at par totalling US$30,556 in September 2004 and in August 2006.

At 31 December 2002 long-term loans have the following maturity profile:

	2003	2004	2005	2006	2007 and after	Total
Banks:						
US$ denominated floating rate	-	677	-	-	-	677
EURO denominated floating rate	142	353	-	359	-	854
Romanian lei fixed rate	-	-	-	193	-	193
US$ denominated fixed rate	-	30,004	-	-	-	30,004
	142	**31,034**	**-**	**552**	**-**	**31,728**
Non-convertible bonds	-	28,599	-	-	-	28,599
	142	**59,633**	**-**	**552**	**-**	**60,327**

The Group has not entered into any derivative contracts in respect of its foreign currency obligations or interest rate exposure.

(in thousands of US dollars except for per share amounts)

19 Borrowings (continued)

The carrying amounts and fair values of long-term debt are as follows:

	2003		2002	
	Carrying amounts	Fair values	Carrying amounts	Fair values
Banks	13,130	12,705	31,586	31,721
Non-convertible bonds	30,556	30,852	28,599	28,915

The fair value of long-term debt is estimated by discounting the future contractual cash outflows at the market interest rate available to the Group at the balance sheet date of 10 percent for US$ denominated borrowings and 15 percent for RR denominated borrowings (31 December 2002: 11 percent for US dollar denominated and 18 percent for RR denominated).

As at 31 December 2003, long-term borrowings totalling US$1,513 and US$10,866 included above are secured with the property and inventory of the Company, respectively. The carrying amount of pledged inventory and property, plant and equipment disclosed in notes 10 and 12, respectively.

At 31 December 2003 amount of unused borrowing facilities totaled US$21,950 (31 December 2002: US$11,543).

Domestic non-convertible bonds

Balance at 1 January 2002	**23,878**
Issuance (par value RR 1 thousand totalling RR'mln 149)	4,715
Repayment	-
Amortization of discount	6
Balance at 31 December 2002	**28,599**
Issuance (par value RR 1 thousand totalling RR'mln 900)	30,556
Repayment (par value RR 1 thousand totalling RR'mln 130)	(4,389)
Amortization of discount	14
Exchange differences	2,258
Balance at 31 December 2003	**57,038**

20 Long-term taxes payable

Long-term taxes payable mainly comprise various taxes payable to the state and local budgets and non-budget funds which were previously past due and which have been restructured to be repaid over a period of up to 10 years.

	2003	2002
Current	6,255	6,159
1 to 2 years	6,472	5,794
2 to 3 years	10,538	5,999
3 to 4 years	3,436	9,767
4 to 5 years	3,232	3,184
Thereafter	5,489	8,083
Total restructured	**35,422**	**38,986**
Less: current portion of taxes payable	(6,255)	(6,159)
Long-term portion of restructured taxes	**29,167**	**32,827**
Other long-term taxes payable	1,157	1,654
Total long term taxes payable	**30,324**	**34,481**

At 31 December 2003 long-term taxes payable bear an effective interest rate of 5.5 percent per annum (31 December 2002: 5.5 percent).

The fair value of long-term taxes payable at 31 December 2003 totaled US$23,752 (31 December 2002: US$ 22,574). The fair value of long-term taxes payable is estimated by discounting the future cash outflows in accordance with the terms of restructured tax agreements at the market interest rate available to the Group at the balance sheet date of 15 percent (31 December 2002: 18 percent).

(in thousands of US dollars except for per share amounts)

21 Other long-term liabilities

	2003	2002
Payable to VTB (note 16)	36,806	-
Other long-term liabilities	2,709	1,688
	39,515	**1,688**

22 Equity

	Number of outstanding shares (thousands)		Number of treasury shares (thousands)	Share capital	Share premium	Treasury shares
	Preference shares	Ordinary shares				
At 1 January 2001	**2,750**	**35,350**	**(3,975)**	**366**	**81,172**	**(38)**
Currency translation	-	-	-	-	-	-
Employees share option scheme:						
- value of employees services	-	-	-	-	2,490	-
At 31 December 2002	**2,750**	**35,350**	**(3,975)**	**366**	**83,662**	**(38)**
Currency translation	-	-	-	28	6,615	-
Employees share option scheme:						
- value of employees services	-	-	-	-	3,999	-
- sale of treasury shares	-	-	510	-	416	2
Acquisition of additional shares in subsidiaries (note 6)	-	-	245	-	1,795	3
At 31 December 2003	**2,750**	**35,350**	**(3,220)**	**394**	**96,487**	**(33)**

At 31 December 2003 the authorised number of ordinary and preference shares totalled 35,350 thousands and 2,750 thousands (31 December 2002: 35,350 thousands and 2,750 thousands), respectively, both with a nominal value per share of RR 0.1. All authorised shares have been issued and fully paid (refer to note 34 in respect of additional authorised shares).

Preference shares represent cumulative preferred stock that do not have a voting right, except for certain issues pertaining to the liquidation or reorganization of the Company or changes in the charter documents, earn dividends at 12% per annum, and have a liquidation value of RR 0.1 per share.

Treasury shares represent ordinary shares owned by subsidiaries. In accordance with the Company's corporate government policy these shares represent non-voting stock.

A dividend was declared in 2003 in respect of 2002 to holders of preference shares of US$ 0.0004 per share (2002: US$ 0.0004 per share). No dividend was declared on ordinary shares during 2003 and 2002.

The statutory accounting reports of the Company are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the net profit. For 2003, the current year net statutory profit for the Company as reported in the published annual statutory reporting forms was equivalent to US$107. However, this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these financial statements.

22 Equity (continued)

Share options

In December 2002, the Company's Board of Directors approved a plan to distribute 442.5 thousand shares of treasury shares to the Company's employees at a price of US$0.1 per share as compensation for their services during the period of 2000-2002. 124 thousand of these share options were granted to the Company's key management (note 7). These share options were recognised in the Group's consolidated income statement for the year ended 31 December 2002 at a cost of US$2,490.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2003		2002	
	Average exercise price, US$	Share options (thousands)	Average exercise price, US$	Share options (thousands)
Balance at 1 January	**0.6**	**1,164**	**3.7**	**7**
Granted	0.5	239	0.6	1,157
Exercised	0.8	(510)	-	-
Balance at 31 December	**0.5**	**893**	**0.6**	**1,164**

Share options outstanding (in thousands) at the end of the year have the following expiry date and exercise prices:

Expiry date – 31 December	2003		2002	
	Exercise price	Shares (thousands)	Exercise price	Shares (thousands)
2003	5.2	9	0.8	520
2004	0.5	828	0.5	644
2005	0.5	56	-	-
	0.5	**893**	**0.6**	**1,164**

At 31 December 2003 107 thousand outstanding share options (31 December 2002: 520 thousand) were exercisable.

The fair value of options granted during the period determined using the Black-Scholes valuation model was US$3,999 (2002:US$2,490). The significant inputs into the model were share price of US$5.825 (2002: US$5.825), at the grant date, exercise price discussed above (note 7), standard deviation of expected share price returns of 32% (2003: 32%), option life disclosed in note 7, and annual risk-free interest rate of 3.10% (2003: 3.10%). The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of weekly share prices over the last three years. During 2003 the weighted average market price of the Company's shares was US$ 6.4 (2002: US$ 5.2).

23 Construction contracts

During 2002 and 2003 the revenues and gross margin recognised on long-term-contracts were:

	2003	2002
Contract revenue	215,470	109,604
Contract costs	(163,053)	(69,031)
Gross margin	**52,417**	**40,573**

The Group's financial position with respect to construction contracts is disclosed in notes 9 and 18.

(in thousands of US dollars except for per share amounts)

24 Cost of sales

Cost of sales comprises:

	2003	2002
Changes in inventories of finished goods and work in progress	(17,188)	41,850
Materials and components used	177,767	114,285
Labour costs	115,161	85,930
Gas and fuel	65,846	45,217
Services	9,919	4,858
Depreciation	17,370	11,721
Amortisation of negative goodwill	(3,102)	(2,232)
Other	27,206	23,934
	392,979	**325,563**

25 Selling expenses

	2003	2002
Transportation	3,869	5,178
Services	8,833	4,508
Labour costs	906	1,218
Other	1,367	1,339
	14,975	**12,243**

26 General and administrative expenses

	2003	2002
Taxes	12,344	13,339
Labour costs	59,012	43,638
Amortisation of intangibles	389	268
Depreciation	1,717	1,399
Services	28,316	21,238
Administration overheads	14,647	11,886
	116,425	**91,768**

27 Other operating income and expenses

	2003	2002
Profit from sales of non-core business units	14,666	10
Change in provision for impairment of receivables (note 9)	(2,245)	(389)
Change in provision for obsolete inventory (note 10)	(5,618)	(11,780)
Impairment release (charge) on property plant and equipment (note 12)	6,952	(9,908)
Impairment charge on intangible assets (note 14)	(2,839)	(15,717)
Gain on disposal of property, plant and equipment	2,940	3,633
Gain from release on government financing and tax penalties	3,094	50,481
Other	1,591	75
	18,541	**16,405**

Profit from sales of non-core business units

During 2003, the management of the Company disposed of its metallurgical equipment business to Severstalmash, the machine building division of Severstal. Under the agreement Severstalmash acquired the sales and marketing organization and engineering expertise of the metallurgical equipment business as well as the right to use the corresponding trademarks for a total consideration of US$14 million. The sale resulted in the recognition of a gain of US$13 million. The disposal did not result in the transfer of any of the Company's production facilities to Severstalmash.

(in thousands of US dollars except for per share amounts)

27 Other operating income and expenses (continued)

Gain from release on government financing and tax penalties

In April 2002, the Government of the Russian Federation issued Decree No. 251 in accordance with which all entities that had been involved in the production of military equipment under governmental defense orders in 1994 – 1999 became entitled to full forgiveness of penalties accrued through January 1, 2002. Accordingly, in 2002, Izhorskiye Zavody (Group subsidiary) recognized a gain on release from tax penalties of $23,647.

In 2002 the Group recognized a gain on the forgiveness of a loan from the Russian government of US$ 25,202. The loan was originated in relation to a sale contract which took place in 1994 with a Bulgarian company (Kremikovitsi). This sales contract was signed in the context of inter-slate debt arrangements between Russia and Bulgaria. Under the terms agreed the Russian government provided the Group with an advance which was formalized as interest bearing loan. In 2002 OMZ was relieved of its obligations under this arrangement including the need to repay the loan and the sales contract was terminated without further obligations to the parties.

Impairment loss on intangible assets

During 2002 Group recognized impairment losses on patents for design of drilling units acquired in the course of the acquisition of Friede Goldman totalling US$15,717 as the carrying amount of these intangible assets exceeded their recoverable amount, which was determined using projected future cash flows. Discounts rate of 13.7 percent have been used in estimating the recoverable amount. Friede Goldman results are included in oil and gas equipment segment.

28 Net finance cost

	2003	2002
Interest expense on borrowings	(21,205)	(13,260)
Interest expense on restructured taxes payable	(1,070)	(1,219)
Interest income	2,002	1,380
Gain (loss) on financial assets through profit and loss and available-for-sale financial assets	(1,072)	1,727
Foreign exchange gain	12,029	572
	(9,316)	**(10,800)**

29 Income tax

	2003	2002
Income tax expense – current	(4,061)	(3,174)
Deferred tax - origination and reversal of temporary differences	(177)	5,616
Income tax (expense) benefit	**(4,238)**	**2,442**

The income before taxation for financial reporting purposes is reconciled to tax expense as follows:

	2003	2002
Income before taxation	**26,926**	**28,835**
Theoretical tax charge at statutory rate of 24% (2002 – 24%)	6,462	6,920
Tax effect of items which are not deductible or assessable for taxation purposes:		
Tax penalties and release of government financing	(544)	(11,564)
Non-temporary elements of monetary gain	-	4,464
Other non-deductible expenses and non-assessable income	3,755	930
Inflation effect on deferred tax balance at beginning of the year	-	(1,246)
Non-recognised deferred tax asset movement	(5,435)	(1,946)
Income tax expense (benefit)	**4,238**	**(2,442)**

(in thousands of US dollars except for per share amounts)

29 Income tax (continued)

Most companies in the Group were subject to tax rates of 24 percent on taxable profits for 2003 and 2002. Deferred tax asset/ liabilities are mainly measured at the rate of 24 percent as at 31 December 2003 (31 December 2002: 24 percent).

	31 December 2002	Addition through acquisition of subsidiaries	Exchange difference	Differences recognition and reversals	31 December 2003
Tax effects of deductible temporary differences:					
Provision for impairment on property, plant and equipment	11,820	-	741	(4,505)	8,056
Provision for impairment of receivables	2,376	-	190	58	2,624
Provision for impairment of investments	1,692	-	166	790	2,648
Accounts payable and accruals	3,292	-	198	(1,469)	2,021
Provision for inventories	8,815	284	751	1,257	11,107
Accounts receivable	2,936	48	343	2,620	5,947
Loss carry-forward	748	-	105	1,111	1,964
Other	2,797	567	219	(586)	2,997
Tax effects of taxable temporary differences:					
Affect of applying IAS 29 on property, plant and equipment	(11,397)	(1,595)	(863)	2,470	(11,385)
Production overheads recognized for tax purposes	(12,596)	-	(1,046)	(730)	(14,372)
Accounts receivable recognized using percentage-of-completion method	(7,320)	-	(771)	(4,580)	(12,671)
Other	(1,541)	-	(196)	(2,048)	(3,785)
Net tax effect of temporary differences	**1,622**	**(696)**	**(163)**	**(5,612)**	**(4,849)**
Less non-recognised deferred tax asset	(11,116)	-	(649)	5,435	(6,330)
Total net deferred tax (liability)/assets	**(9,494)**	**(696)**	**(812)**	**(177)**	**(11,179)**

In the context of the Group's current structure, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, the deferred tax asset of one company of the Group is not offsetable against deferred tax liability of another company. As at 31 December 2003, a deferred tax asset in the amount of US$6,330 (31 December 2002: US$11,116) has not been recognised as it is not probable that sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilised.

The Group has not recognised deferred tax liability in respect of US$18,328 of temporary differences associated with investments in subsidiaries as the Company is able to control the timing of the reversal of those temporary differences and does not intend to reverse them in the foreseeable future.

(in thousands of US dollars except for per share amounts)

30 Earnings per share

Earnings per share is calculated by dividing the net income attributable to participating shareholders by the weighted average number of ordinary in issue during the period, excluding the average number of ordinary shares purchased by the Group and held as treasury shares (note 22).

Basic earnings per share

	2003	2002
Weighted average number of ordinary shares outstanding (thousands)	35,350	35,350
Adjusted for weighted average number of treasury shares (thousands)	(3,481)	(3,975)
Weighted average number of ordinary shares in issue (thousands)	31,869	31,375
Profit for the year attributable to the Company equity holders	**24,983**	**30,955**
Basic earnings per share	**0.78**	**0.99**

Diluted earnings per share

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. During 2003 and 2002 the Company's only dilutive potential ordinary shares were share options and the arrangements agreed in October 2003 whereby 2,176 thousand ordinary shares in treasury were exchanged for preference shares (note 34).

	2003	2002
Weighted average number of ordinary shares in issue (thousands)	31,869	31,375
Weighted average number of share options outstanding (thousands)	881	103
Weighted average number of dilutive preferred shares (thousands)	458	-
Weighted average number of ordinary shares for diluted earnings per share (thousands)	33,208	31,478
Profit for the year attributable to the Company equity holders	**24,983**	**30,955**
Diluted earnings per share	**0.75**	**0.98**

31 Contingencies, commitments and operating risks

Contingent asset

Under long-term contracts with Atomstoyexport (note 7) for the supply of nuclear power plant equipment for China and India the Group is entitled to receive fee upon completion and acceptance by customers of the respective nuclear power plants. At 31 December 2003, contingent assets with probable realisation for India and China, totalled US$ 2,140 and US$ 13,976 (31 December 2002: US$ 126 and US$ 10,471), respectively.

Capital commitments

As at 31 December 2003 the Group had contractual commitments for the purchase of property, plant and equipment from third parties for US$ 2,702 (31 December 2002: US$ 3,553).

(in thousands of US dollars except for per share amounts)

31 Contingencies, commitments and operating risks (continued)

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As at 31 December 2003 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these financial statements.

Insurance policies

The Group operates policy to insure all significant property and work-in-progress and shipments in relation to significant contracts. At 31 December 2003 most of the Group's property is insured.

Environmental matters

The enforcement of environmental regulation in Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage.

Legal proceedings

During the year, the Group was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Guarantees

As at 31 December 2003, the Group has guaranteed a US dollar denominated bank loans issued to sold non-core business-units totalling US$3,300 (31 December 2002: nil).

Operating environment of the Company

Whilst there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

(in thousands of US dollars except for per share amounts)

32 Principal subsidiaries

The principal subsidiaries consolidated within the Group and the share in subsidiaries held by the Group are as follows:

Entity	Country of Incorporation	Activity	2003 % of share capital	2002 % of share capital
OAO Izhorskiye Zavody ("Izhorskiye Zavody")	Russia	Production of equipment for nuclear power plants and mining equipment	80.1	75.4
OAO Ural Heavy Machine-Building Plant ("Uralmash")	Russia	Production of drilling, mining and metallurgical equipment	74.2	69.2
OOO OMZ SpecStal ("SpecStal")	Russia	Production of specialty steels	100	100
OOO OMZ Gornoe oborudovanie i tehnologii («GOiT»)	Russia	Engineering and sales of mining equipment	100	100
OMZ Morskie & Neftegazovye Proekty ("OMZ MNP")	Russia	Engineering and sales of oil and gas equipment and ships	100	100
OAO Krasnoe Sormovo Plant ("Krasnoe Sormovo")	Russia	Shipbuilding	61	61
OAO SF Almaz ("Almaz")	Russia	Shipbuilding	72.8	72.8
OAO Volgograd shipbuilding plant	Russia	Shipbuilding	71	-
OAO NPO Burovaya Tekhnika ("Burovaya Tekhnika")	Russia	Production of drilling equipment, research and development for oil companies	55.8	55.0
CKB Korall	Ukraine	Design and engineering of offshore oil drilling and production units	94.3	-
FGL Buyer, LLC	USA	Design and engineering of offshore oil drilling and production units	75	75
Third International Shipbuilding Plant	Russia	Shipbuilding	73.9	73.9
S.C. UPET S.A. ("UPET")	Romania	Production of mobile rings and components for offshore rigs and multi-purpose metal valves	66	66
OAO Pavlovsky Machinery Plant ("Pavlovsky Machinery Plant")	Russia	Production of drilling equipment	90.8	64.9
OAO Zavod Nizhegorodskiy Teplokhod ("Nizhegorodsky Teplokhod")	Russia	Shipbuilding	55.7	55.7

33 Financial risk management

Credit risk

Financial assets, which potentially subject Group entities to credit risk, consist principally of accounts receivable. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Group has no significant concentrations of credit risk. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the provision already recorded.

Cash is placed in financial institutions, which are considered at time of deposit to have minimal risk of default.

(in thousands of US dollars except for per share amounts)

33 Financial risk management (continued)

Foreign exchange risk

The Group exports production to foreign countries and attracts substantial amount of foreign currency denominated long-term borrowings and is thus exposed to foreign exchange risk. Foreign currency denominated assets (notes 8 and 9) and liabilities (notes 18 and 19) give rise to foreign exchange exposure.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations. However, management believes that the Group is secured from foreign exchange risks as foreign currency denominated sales are used to cover repayment of foreign currency denominated borrowings.

Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings. The majority of interest rates on long-term borrowings are fixed, these are disclosed in note 19. The Group has no significant interest-bearing assets.

Fair values

The fair value of publicly traded available-for-sale securities is based on quoted market prices at the balance sheet date. In assessing the fair value of non-traded financial instruments the Group uses a variety of methods including estimated discounted value of future cash flows, and makes assumptions that are based on market conditions existing at each balance sheet date.

The estimated fair value of financial assets carried at amortised costs is determined by discounting estimated future cash flows expected to be received. Expected cash flows are discounted at current market rates available to the Group for similar financial instruments. The fair value of these financial assets did not materially differ from their carrying amount at 31 December 2003 and 2002 except as disclosed in note 9. At 31 December 2003 and 2002, the fair value of financial liabilities which is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments with the same remaining maturity, did not materially differ from the carrying amount of these financial liabilities (except as disclosed in notes 19 and 20).

34 Post balance sheet events

Merger with Power Machines

In February 2004 a Shareholder's meeting authorised the issue of an additional 35,350 thousand of ordinary shares and approved the exchange of these shares for 100 percent of the shares of Power Machines. At the date of these financial statements this transaction has not been completed.

In March 2004 OMZ acquired 11 percent of shares of Power Machines in exchange for Company's promissory notes payable on demand totalling US$ 42.5 million, thus decreasing the total possible exchange of shares of Power Machines for its ordinary shares from 100 percent to 89 percent.

In April 2004 the Chief Executive Officer of Power Machines was appointed as the Company's Chief Executive Officer.

Acquisition of Skoda JS and Skoda Steel

In November 2003, the Group signed a preliminary agreement with a Czech company, Skoda on the potential acquisition of Skoda JS and Skoda Steel. These companies specialise in engineering and manufacturing of equipment for nuclear power plants and production of speciality steels. Under this agreement the Group was required to deposit cash in an escrow account (note 13).

(in thousands of US dollars except for per share amounts)

34 Post balance sheet events (continued)

Acquisition of Skoda JS and Skoda Steel (continued)

In April 2004 Group and Skoda signed a framework agreement on the acquisition of 100 percent share in Skoda JS and Skoda Steel. In accordance with the framework agreement the consideration payable on acquisition totalled 34.8 million euros. Final purchase agreements will be signed during late June or early July 2004 at which time the transfer of shares will be executed and the Group will obtain control of these companies. Consideration under the agreement is payable in several instalments starting June 2004 with the last payment in January 2005. The outstanding payable accrues interest at 6.5 percent per annum.

Exchange of preference shares for treasury ordinary shares

During 2004, in accordance with plan approved by the Board of Directors of the Company in October 2003, the Group exchanged its treasury ordinary shares for preference shares at a ratio of 4/5. Accordingly, 2,176 thousand of treasury ordinary shares exchanged for 2,720 thousands preference shares.

Dividends

Dividends of US$ 0.0004 per preference share totalling US$1 (ordinary share: nil) were proposed by the Board of Directors in 2004 in respect of 2003. This proposed dividend is not an obligation to the company as it is subject to approval by the shareholders at the annual shareholders' meeting.

Sale of OMZ MNP

In May 2004 the Group sold OMZ MNP comprising primarily of the oil and gas equipment and shipbuilding segments for US$ 50 million to certain members of its management (notes 1 and 7). Consideration is receivable in several instalments starting May 2004 with the last payment being due in July 2004.

The impact of these discontinued operations on the consolidated income statements summarised below:

	2003
Sales	222,007
Cost of sales	(167,946)
Gross profit	**54,061**
General and administrative expenses	(30,260)
Selling expenses	(2,611)
Other operating income and expenses	(4,936)
Operating profit	**16,254**
Finance cost – net	(3,089)
Loss from equity accounted investments	-
Monetary gain	808
Profit before taxation	**13,973**
Income tax expense	(6,076)
Profit for the year	**7,897**
Attributable to:	
Equity holders of the Company	6,104
Minority interest	1,793
	7,897

The impact of discontinued operations on the consolidated balance sheet as of the balance sheet date is as follows:

	2003
Assets	340,139
Liabilities	(188,067)
Minority interest	(41,549)

34 Post balance sheet events (continued)

The impact of discontinued operations on the consolidated cash flow statement is as follows:

	2003
Operating activity	(17,822)
Investing activity	(9,706)
Financing activity	33,640
Exchange difference on cash	937
Total	7,049